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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

                19 FIELDING AVENUE, DARTMOUTH, N.S. CANADA B3B1C9
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


          Form 20-F     X                           Form 40-F
                       ---                                       ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


             Yes                                       No         X
                       ---                                       ---

On November 15, 2000, Sparkling Spring Water Group Limited issued a press release announcing record revenue and customer growth in the third quarter.


Exhibit I - Sparkling Spring Water Group Limited press release dated November
            15, 2000 announcing record revenue and customer growth in the third quarter.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Sparkling Spring Water Group Limited


                                        By: /s/ David M. Arnold
                                           -----------------------------------
                                        Name:  David M. Arnold
                                        Title: Vice President Finance, Treasurer

Date: November 16, 2000



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                                                                       EXHIBIT I

PRESS RELEASE (For Immediate Release)                          November 15, 2000

                        SPARKLING SPRING ANNOUNCES RECORD
                           REVENUE AND CUSTOMER GROWTH
                              IN THE THIRD QUARTER
                          (ALL CURRENCY AMOUNTS IN US$)

VANCOUVER, B.C. -- Sparkling Spring Water Group Limited announced today that it achieved record revenue in the third quarter of $19.7 million up $1.9 million or 10.9% over the same period last year. The Company's increase in quarterly revenue was driven by customer growth from both business acquisitions in the new Alberta territory as well as strong organic growth of its customer base. Excluding business acquisitions the Company added over 8,800 net new customer locations in the quarter, also a record. Including business acquisitions, the Company added over 13,000 net new customer locations in the quarter. These additions increased the Company's total customer location base to over 184,000, up 26,000 or 16.5% from 158,000 at the end of the 1999 third quarter.

The Company announced that earnings before interest, taxes, depreciation and amortization ("EBITDA") were $4.8 million, a decrease of $0.4 million from the third quarter last year. An increase in gross profit of $1.6 million in the quarter was offset by increased operating expenses including a $0.8 million increase in distribution costs primarily driven by steep increases in fuel prices, a $1.0 million increase in selling and administrative expenses from the increased new customer location growth and a $0.2 million acquisition charge for integration expenses. The drop in the exchange rate for the Pound Sterling reduced reported EBITDA in the year 2000 third quarter by $0.2 million or 3.4% and accounted for half of the decline in EBITDA.

The Company recorded net income for the year 2000 third quarter of $1.3 million compared to a loss in the 1999 third quarter of $1.0 million. In the year 2000 third quarter, gains from increases in the value of the Company's currency swaps were $2.5 million versus a $0.6 million loss in the 1999 quarter and this was primarily responsible for the $2.9 million decrease in interest expense compared to the 1999 quarter.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources or fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

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CONTACT:
K. DILLON SCHICKLI
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax